SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-1)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED

PURSUANT TO RULE 13d-1(a) AND AMENDMENTS

THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 3)

Korea Equity Fund, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

50063B104

(CUSIP Number)

COPY TO:

Michael S. Pradko	Timothy W. Diggins, Esq.
Harvard Management Company, Inc.	Ropes & Gray LLP
600 Atlantic Avenue	One International Place
Boston, MA 02210	Boston, MA 02110
(617) 523-4400	(617) 951-7389

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

March 4, 2004

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☒.

Page 1 of 9 Pages

SCHEDULE 13D

CUSIP No. 50063B104                                                                                                                                                   Page 2 of 9 Pages

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON President and Fellows of Harvard College

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS* WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Massachusetts

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 2,441,200 8. SHARED VOTING POWER — 9. SOLE DISPOSITIVE POWER 2,441,200 10. SHARED DISPOSITIVE POWER —

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,441,200

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 29.0%

14.	TYPE OF REPORTING PERSON* EP

*SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13D

Korea Equity Fund, Inc.

Item 1.    Security and Issuer.

This statement relates to the shares of common stock, $0.10 par value (the “Common Stock”), of Korea Equity Fund, Inc., a Maryland corporation (the “Fund” or “Issuer”), which has its principal executive offices at 180 Maiden Lane, New York, NY 10038.

Item 2.     Identity and Background.

This statement is filed by President and Fellows of Harvard College (“Harvard”), a Massachusetts educational corporation. The principal executive offices of Harvard are located at c/o Harvard Management Company, 600 Atlantic Avenue, Boston, Massachusetts 02210. Harvard’s investment activities are carried on from the offices of Harvard Management Company at 600 Atlantic Avenue, Boston, Massachusetts 02210.

Information relating to each of the President, Fellows and executive officers of Harvard is contained in Exhibit A attached hereto and incorporated herein by reference. Each of the President, Fellows and executive officers of Harvard is a citizen of the United States of America.

None of Harvard or, to the best of Harvard’s knowledge or belief, any of the persons listed in Exhibit A has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors). Neither Harvard, nor to the best of Harvard’s knowledge and belief, any of the persons listed in Exhibit A has, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.    Source and Amount of Funds or Other Consideration.

Beneficial ownership of the Common Stock of the Fund to which this statement relates was acquired by Harvard with Harvard’s general funds.

Item 4.    Purpose of Transaction.

Harvard has today sent the letter set forth as Exhibit B hereto to the independent directors of the Fund. This Schedule 13D filing is occasioned by the sending of such letter.

The securities of the Fund acquired and held by Harvard were acquired in the ordinary course of business and were not acquired for the purpose of or, except as described herein, with the effect of changing or influencing the control of the Fund.

Except as described above or in previous filings by Harvard on Schedule 13D, Harvard does not have any plans or proposals which relate to or would result in any of the actions set forth in parts (a) through (j) of Item 4. Harvard reserves the right to make any such plans or proposals in the future or to take any other steps to enhance the value of its investment.

Page 3 of 9 Pages

Item 5.    Interest in Securities of the Fund.

(a), (b) Harvard is the beneficial owner of 2,441,200 shares of Common Stock (approximately 29.0% of the shares of Common Stock).

Harvard has sole power to vote and sole power to dispose of such shares to which this Statement relates.

(c) Between January 4, 2004 and March 4, 2004, Harvard did not buy or sell shares of Common Stock of the Fund.

(d) Not applicable.

(e) Not applicable.

Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Fund.

Not applicable.

Item 7.    Material to be Filed as Exhibits.

Exhibit A — Information concerning the President, Fellows and executive officers of Harvard.

Exhibit B — Letter from Harvard to the independent directors of the Fund.

Page 4 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 4, 2004

PRESIDENT AND FELLOWS OF HARVARD COLLEGE

By:	/s/ MICHAEL S. PRADKO
Name: Michael S. Pradko Title: Authorized Signatory

Page 5 of 9 Pages

EXHIBIT INDEX

Exhibit Number	Description	Page Number In Sequentially Numbered Copy
A	Information Concerning the President, Fellows and executive officers of Harvard	7

B	Letter from Harvard to the independent directors of the Fund	8

Page 6 of 9 Pages

EXHIBIT A

Directors and Executive Officers

The names of the President, Fellows and Executive Officers of Harvard and their business addresses and present principal occupation or employment are set forth below. If no business address is given, the business address of such director or executive officer is c/o Harvard Management Company, Inc., 600 Atlantic Avenue, Boston, Massachusetts 02210.

President, Fellows and Executive Officers of Harvard College

Name	Office/Position

Lawrence H. Summers	President

D. Ronald Daniel	Treasurer

Marc Goodheart	Secretary

Hanna H. Gray	Fellow

Conrad K. Harper	Fellow

James R. Houghton	Fellow

Robert E. Rubin	Fellow

Robert D. Reischauer	Fellow

Page 7 of 9 Pages

EXHIBIT B

Letter from Harvard to the independent directors of the Fund

[Letterhead of Harvard Management Company, Inc.]

March 4, 2004

BY FAX AND OVERNIGHT COURIER

The Independent Directors

Korea Equity Fund, Inc.

180 Maiden Lane

New York, New York 10038-4936

Dear Sirs:

We are pleased to see that the independent Directors of the Fund will be evaluating alternative arrangements for management of the Fund. We are concerned, however, that this announcement may simply turn out to be further lip-service and only an attempt to delay serious consideration of the critical issues facing the Fund, and that its timing will leave shareholders without critical information before casting their proxy ballots for this year’s annual meeting.

Your deliberations and the decisions of the full Board must be communicated to investors in a timely manner. The Board should make its decisions as to “alternative arrangements” for the Fund and announce them to shareholders at least six weeks prior to the annual meeting so that shareholders may fully understand their alternatives and evaluate the willingness of management to maximize shareholder value. An announcement of your decisions on the eve of the annual meeting will not give most shareholders time to take your decisions into account in deciding how to cast their proxy ballots.

Shareholders have been urging the Board to take action for some time now. With few options available to the Fund, we think the Board should be able to announce its decisions with very little delay.

As a long-term substantial shareholder in the Fund, we feel strongly that the choices for the Fund are greatly limited. At roughly $52 million of assets, the Fund is far too small to be viable in its current form. Expenses exceed 1.8%, liquidity is severely limited, and investment performance is poor. In our opinion, the conclusion of the independent Directors should be obvious: liquidate the Fund. If the Fund’s investment manager is unwilling to seek this result actively, the Board should terminate the investment manager’s contract.

We see two ways the Fund might be liquidated to shareholders’ advantage. One is simply to dissolve the Fund and return shareholders’ money. The other might be to merge the Fund with an existing exchange-traded fund. It may be possible for the merger to be completed in a tax efficient manner for all shareholders.

In any case, we are confident that the Fund’s continuing in its current format is not in the best interests of shareholders. Shareholders should have the information necessary to evaluate the results of management’s deliberations in time to vote their proxies for the annual meeting.

Sincerely,

/s/ Jeffrey B. Larson

Jeffrey B. Larson

Senior Vice President

International Equities

Page 8 of 9 Pages

* * *

The following persons are or may be deemed participants in any solicitation of proxies by President and Fellows of Harvard College (“Harvard”) with respect to the 2004 annual meeting of stockholders of Korea Equity Fund, Inc. (the “Fund”).

•	President and Fellows of Harvard College. Harvard is the beneficial owner of 2,441,200 shares of common stock, par value $.10 per share (the “Common Stock”) of the Fund. Other than its interest as a stockholder of the Fund, Harvard has no direct or indirect interest in any matter expected to be acted upon at the Fund’s 2004 annual meeting.

•	Harvard Management Company, Inc. Harvard Management Company, Inc. acts as investment advisor to Harvard and to certain other persons affiliated with Harvard University. Neither Harvard Management Company, Inc. nor any of its clients (other than Harvard) owns beneficially or of record any shares of Common Stock. Other than the foregoing interests, Harvard Management Company, Inc. has no direct or indirect interest in any matter expected to be acted upon at the Fund’s 2004 annual meeting.

In connection with any solicitation by Harvard of proxies with respect to the Fund’s 2004 annual meeting, Harvard would file with the Securities and Exchange Commission (the “SEC”), and furnish to security holders of the Fund, a proxy statement, which security holders would be advised to read because it would contain important information. Security holders would be able to obtain a free copy of any such proxy statement (when available) and other related documents that may be filed with the SEC by Harvard and the Fund at the SEC’s website at www.sec.gov.

Page 9 of 9 Pages